SUBSCRIPTION AGREEMENT
FOR
SPOTLIGHT: GIRLS
NONVOTING PREFERRED STOCK

This Subscription Agreement (this "**Agreement**") is made and entered into as of _____ (the "**Effective Date**") by and between Spotlight: Girls, a California Benefit Corporation (the "**Company**"), and the undersigned investor ("**Investor**").

1.   Subscription. Investor hereby subscribes for and agrees to purchase $_____ of Preferred Stock (**"Stock"**) of the Company, based on a purchase price of $5.00 per share, subject to the terms and conditions set forth in this Agreement and on the Crowdfund Mainstreet platform, including in the Company's Articles of Incorporation, which are attached as Exhibit A hereto.

2.   Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of shares than Investor subscribes to purchase or may choose not to sell shares to Investor. If the Company accepts Investor's subscription, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Investor to purchase Stock, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

3.   Representations, Warranties, and Covenants of the Investor. Investor represents and warrants to, and covenants with, the Company that:

a.   The Company May Rely on These Representations. Investor understand that the Company's offer and sale of the Stock has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on Investor's representations in this Agreement, that an exemption from such registration requirement is available for such sale. Investor understands that the availability of this exemption depends upon the representations Investor is making to the Company in this Agreement being true and correct.

b.   No Resale for One Year. Investor understands that the Preferred Stock may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Stock.

c.   Investor Can Protect Its Interests. Investor can properly evaluate the merits and risks of an investment in the Stock and can protect its own interests in this regard, whether by reason of its own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom Investor has consulted, or Investor's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

d.   Investor Recognizes Its Economic Risk. Investor understands that the purchase of the Stock involves a high degree of risk, and that the Company's future prospects are uncertain. Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company. Investor has fully reviewed Company's information on the Crowdfund Mainstreet platform, including the Company's Form C, and all amendments thereto, concerning purchase and sale of the Stock. Investor understands the risks involved in an investment in the Stock, including (1) the speculative high risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Stock.

e.   Investor Advised to Seek Representation. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of Stock constitutes legal, tax, or investment advice. The Company has advised Investor to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of Stock.

f.   Complete Information. All information provided by Investor to the Company and on the Crowdfund Mainstreet platform in connection with the purchase of Stock is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, Investor will immediately provide the Company with such information. Investor is not subject to backup withholding by the Internal Revenue Service (unless Investor provides written notice to the Company that it is subject to backup withholding).

g.   Authority; Binding Agreement. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

h.   Indemnification. Investor agrees to indemnify and hold harmless the Company and its agents, officers, and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by the Investor.

i.   No Resale Without Registration or Exemption. The Investor has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

4.   General Provisions.

a.   Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:	If to Investor:
Spotlight: Girls	At the office of MiTec, PBC (dba Crowdfund
671 63rd Street	MainStreet)

Oakland, CA 94609   2601 Blanding Ave. C528 Alameda, CA 94501
Phone Number: 510.550.5340
Email: lynn@spotlightgirls.com   c/o Investor _____

b.   <u>Modification</u>. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c.   <u>Assignment and Transfer</u>. This Agreement is not transferable or assignable without prior written agreement of both parties.

d.   <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

e.   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

f.   <u>Electronic Signatures</u>. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

g.   <u>Severability</u>. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

h.   <u>Entire Agreement</u>. This Agreement, along with agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Stock by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature Page to Follow]

In Witness Whereof, the parties hereto have executed this **Subscription Agreement for Spotlight: Girls Preferred Stock** as of the date first written above.

INVESTOR:

[FOR ENTITY INVESTOR USE THIS SIGNATURE BLOCK]	[FOR INDIVIDUAL INVESTOR USE THIS SIGNATURE BLOCK]
Name: _____	Name(s) (Print): _____
By: _____	_____
Title: _____	By (Sign): _____

THE COMPANY: SPOTLIGHT: GIRLS

Name: Lynn Johnson

By: _____

TITLE: Title to the Stock shall be registered as follows:

Exact Name(s): _____

CERTIFICATION:

Under penalties of perjury, Investor certifies that: (1) Investor is not subject to backup withholding because: (a) Investor is exempt from backup withholding, or (b) Investor has not been notified by the Internal Revenue Service (IRS) that Investor is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Investor that it is no longer subject to backup withholding; and (2) Investor is a U.S. citizen or other U.S. person.

EXHIBIT A: COMPANY ARTICLES OF INCORPORATION

3903494

FILED
Secretary of State
State of California
MAY 10 2016

ARTICLES OF INCORPORATION WITH PLAN OF CONVERSION

ARTICLE I:

NAME

The name of the Corporation is Spotlight: Girls (the "**Corporation**" or the "**Company**").

ARTICLE II:

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

This corporation is a benefit corporation.

ARTICLE III:

AUTHORIZED STOCK

This Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares which the Corporation is authorized to issue is seven hundred and fifty thousand (750,000) shares: five hundred thousand (500,000) shares of which shall be Common Stock (the "**Common Stock**"), and two hundred and fifty thousand (250,000) shares of which shall be Preferred Stock (the "**Preferred Stock**").

ARTICLE IV:

RIGHTS, PREFERENCES AND PRIVILEGES OF STOCK

The rights, preferences, privileges, and restrictions granted to and imposed on, and other matters relating to, the Preferred and the Common Stock are as follows:

1. **Definitions.** For the purposes of this Article IV, the following definitions apply:

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1.1 **"Board"** shall mean the Board of Directors of the Corporation.

1.2 **"Common Stock Dividend"** shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

1.3 **"Dividend Rate"** shall mean six percent (6%) of the Original Issue Price.

1.4 **"Net Income"** shall mean the Company's total earnings (profit), calculated by subtracting from revenues all expenses, depreciation, amortization, interest, and taxes on the Company's income statement prepared for tax purposes.

1.5 **"Original Issue Price"** shall mean $5.00 per share of Preferred Stock (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares).

1.5 **"Permitted Repurchases"** shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares

1.6 **"Preferred Net Income Amount"** shall mean the amount derived from the following formula: (Net Income *minus* $100,000) multiplied by ten percent (10%).

2. **DIVIDEND RIGHTS.**

2.1 <u>Preferred Dividends.</u> The holders of the then outstanding Preferred Stock shall be entitled to receive, when, as, and if declared by the Board, out of any funds and assets of the Corporation legally available therefor, non-cumulative dividends equal to the Dividend Rate, prior and in preference to the payment of any dividend on the Common Stock (other than a Common Stock Dividend). The Board has sole discretion as to if and/or when dividends may be declared, or not, subject to any requirements of the California Corporations Code. Unless the full amount of any declared and unpaid dividends on the Preferred Stock shall have been paid or declared in full and a sum sufficient for the payment thereof reserved and set apart, no dividend (other than a Common Stock Dividend) shall be paid or declared on any Common Stock; provided, however, that this restriction shall not apply to Permitted Repurchases.

2.2 <u>Additional Preferred Dividends.</u> In any fiscal year in which the Preferred Net Income Amount exceeds zero, the holders of the then outstanding Preferred Stock shall be entitled to receive, out of any funds and assets of the Corporation legally available therefor, non-cumulative dividends equal to such holder's pro rata share of the Preferred Net Income Amount, prior and in preference to the payment of any dividend on the Common Stock (other than a Common Stock Dividend). Dividends under this section shall be declared by the Board within 120 days following the end of any fiscal year in which the Preferred Net Income Amount exceeds zero.

2.3 No Participation Rights. If, after dividends in the full preferential amounts specified in Subsections 2.1 and 2.2 for the Preferred Stock have been paid or declared and set apart in any fiscal year of the Corporation, the Board may declare additional dividends out of funds legally available therefor in that fiscal year. Such additional dividends may be declared solely on the Common Stock.

2.4. Non-Cumulative. Dividends shall be non-cumulative, and no right shall accrue to the holders of Preferred Stock by reason of the fact that dividends are not declared in any period.

3. LIQUIDATION RIGHTS. In the event of any liquidation, dissolution, or winding up of the Corporation (including but not limited to the Deemed Liquidation Events specified in Subsection 3.3), whether voluntary or involuntary, the funds and assets that may be legally distributed to the Corporation's shareholders (the "**Available Funds and Assets**") shall be distributed to shareholders in the following manner:

3.1 Preferred Stock. The holder of each share of Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets (and prior and in preference to any payment or distribution, or setting apart of any payment or distribution, of any Available Funds and Assets on Shares of Common Stock), an amount per share equal to the Original Issue Price of the Preferred Stock plus all declared and unpaid dividends thereon, to and including the date full payment of such amount shall be tendered to the holders of the Preferred Stock with respect to such liquidation, dissolution, or winding up (the "**Preference Amount**"). If upon any liquidation, dissolution, or winding up of the Corporation, the Available Funds and Assets to be distributed to the holders of the Preferred Stock shall be insufficient to permit the payment to such shareholders of their full preferential amount described in this subsection, then all of the Available Funds and Assets shall be distributed among the holders of the then outstanding Preferred Stock pro rata according to the number of outstanding shares of Preferred Stock held by each holder thereof.

3.2 Remaining Assets. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Preferred Stock of their full preferential amounts described in Subsection 3.1, then all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock pro rata according to the number of shares of Common Stock held by each holder thereof.

3.3 Deemed Liquidation Events. Each of the following transactions shall be deemed to be a liquidation, dissolution, or winding up of the Corporation as those terms are used in this Section 3: (a) any reorganization by way of share exchange, consolidation or merger, in one transaction or series of related transactions (each, a "**combination transaction**")), in which the Corporation is a constituent corporation or is a party with another entity if, as a result of such combination transaction, the voting securities of the

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Corporation that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an "Acquiring Shareholder", as defined below) do not represent, or are not converted into, securities of the surviving entity of such combination transaction (or such surviving entity's parent entity if the surviving entity is owned by the parent entity) that, immediately after the consummation of such combination transaction, together possess at least a majority of the total voting power of all securities of such surviving entity (or its parent entity, if applicable) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving entity (or its parent entity, if applicable) that are held by the Acquiring Shareholder; or (b) a sale of all or substantially all of the assets of the Corporation, that is followed by the distribution of the proceeds to the Company's shareholders. For purposes of this Section 3.3, an "**Acquiring Shareholder**" means a shareholder or shareholders of the Corporation that (i) merges or combines with the Corporation in such combination transaction or (ii) owns or controls a majority of the voting power of another entity that merges or combines with the Corporation in such combination transaction.

4. **REDEMPTION RIGHTS.**

    4.1   Redemption by Company.

        (a)   Right of Redemption. The Corporation may, at the option of the Board, redeem in whole or in part at any time, shares of Preferred Stock held by all or any number of selected holders of Preferred Stock, as such holders may be selected by the Board in its sole discretion, in cash at the Redemption Price specified in subsection 4.3 below, subject to the legal availability of funds therefor; and provided that immediately following any such redemption, the Corporation shall have outstanding a class of common shares that is not subject to redemption.

        (b)   Company Redemption Notice. At least sixty (60) days prior to the date upon which the Corporation intends to effect a redemption pursuant to section 4.1(a) above (such date, a "**Company Redemption Date**"), written notice shall be mailed by the Corporation, postage prepaid, to each holder of Preferred Stock to be redeemed (the "**Redeemed Holders**"), at the address last shown on the records of the Corporation for such Redeemed Holder or given by such holder to the Corporation for the purpose of notice or, if no such address appears or is given, at the place where the principal executive office of the Corporation is located, notifying such holder of the redemption to be effected, the Company Redemption Date, the applicable Redemption Price, the number of such holder's shares of Preferred Stock to be redeemed, and the place at which payment may be obtained, and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the certificate or certificates representing the shares to be redeemed (the "**Company Redemption Notice**").

    4.2   Redemption by Holder.

(a)   Request for Redemption. Subject to the terms and conditions of this Section 4, to the extent that all of the outstanding shares of Preferred Stock held by a given holder of such Preferred Stock (each, a "**Preferred Holder**") have not been previously redeemed, the Corporation shall, upon receiving a written request at any time, signed by such Preferred Holder (the "**Holder Redemption Notice**"), redeem, on or about the date that is sixty (60) days following its receipt of such Holder Redemption Notice from such Preferred Holder (the "**Holder Redemption Date**"), the number of shares of Preferred Stock requested to be redeemed by such Preferred Holder; provided that immediately following any such redemption, the Corporation shall have outstanding a class of common shares that is not subject to redemption. The Preferred Stock held by such Preferred Holder shall be redeemed at the Redemption Price specified in Section 4.3 below and shall be paid from funds legally available therefor, until all outstanding shares of Preferred Stock to be redeemed have been redeemed as provided in Section 4 or the Redemption Request has been withdrawn or terminated as provided in Subsection 4.2(b).

(b)   Withdrawal or Termination of Request. A Holder Redemption Notice may be withdrawn or terminated upon the request of the Preferred Holder who originally submitted such Holder Redemption Notice, provided that none of the shares of Preferred Stock held by such Preferred Holder have been redeemed pursuant to such Holder Redemption Notice. After any Holder Redemption Notice is withdrawn or terminated, the shares of Preferred Stock held by such Preferred Holder shall again be subject to redemption pursuant to this Section 4.

4.3   Redemption Price. The redemption price for each share of Preferred Stock shall be an amount in cash or promissory notes equal to the Original Issue Price for the Preferred Stock plus the amount of all declared and unpaid dividends thereon (the "**Redemption Price**").

4.4   Delay of Redemption. If upon any Company Redemption Date or Holder Redemption Date (each a "**Redemption Date**") scheduled under this Section 4 for the redemption of Preferred Stock, the funds and assets of the Corporation legally available to redeem such stock shall be insufficient to redeem such stock or if the Board determines that a requested redemption may impair the Company's ability to operate effectively, the Board may limit, postpone, or refuse all or any portion of the redemption. Shares of Preferred Stock that are subject to redemption hereunder but have not been redeemed shall continue to be outstanding and entitled to all dividend, liquidation, and other rights, preferences, privileges, and restrictions of the Preferred Stock respectively until such shares have been redeemed.

4.5   Surrender of Certificates. On or before any Redemption Date, each holder of Preferred Stock to be redeemed shall surrender the certificate(s) representing such shares of Preferred Stock to be redeemed to the Corporation, in the manner and at the place designated in the Company Redemption Notice, if any, or at the place where the principal executive office of the Corporation is located, and thereupon the Redemption Price for such shares shall be payable to the order of the holder whose name appears on such certificate(s) as the owner thereof, and each surrendered certificate shall be cancelled and

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retired. If less than all of the shares represented by such certificate are redeemed, then the Corporation shall promptly issue a new certificate representing the unredeemed shares.

4.6   Effect of Redemption. If the Company Redemption Notice and/or the Holder Redemption Notice (each a "**Redemption Notice**") shall have been duly given, and if on the Redemption Date the Redemption Price is either paid or made available for payment through the deposit arrangements specified in subsection 4.7 below, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, such shares shall not thereafter be transferred on the Corporation's books and the rights of all of the holders of such shares with respect to such shares shall terminate after such Redemption Date, except only the right of the holders to receive the redemption price without interest upon surrender of their certificate(s) therefor.

4.7   Deposit of Redemption Price. On or prior to the Redemption Date, the Corporation may, at its option, deposit with a bank or trust company in the State of California having a capital and surplus of at least Fifty Million Dollars ($50,000,000) a sum equal to the aggregate Redemption Price for all shares of Preferred Stock called for redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust company to pay, on or after the Redemption Date, the Redemption Price to the respective holders upon the surrender of their share certificates. From and after the Redemption Date, the shares so called for redemption shall be redeemed. The deposit shall constitute full payment of the shares to their holders, and from and after the Redemption Date, the shares shall be deemed to be no longer outstanding, and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the Redemption Price of the shares, without interest, upon surrender of their certificates therefor. Any funds so deposited and unclaimed at the end of one (1) year from the Redemption Date shall be released or repaid to the Corporation, after which time the holders of shares called for redemption who have not claimed such funds shall be entitled to receive payment of the Redemption Price only from the Corporation.

5.   VOTING RIGHTS.

5.1   General. Except as required by law, any matter submitted to the shareholders of the Company for authorization or approval shall be decided by the holders of record of the outstanding shares of Common Stock of the Corporation. The Preferred Stock is non-voting.

5.2   Board. The holders of record of the outstanding shares of Common Stock of the Corporation shall be entitled to elect all directors of the Corporation.

6. **CONVERSION RIGHTS.** The Preferred Stock is non-convertible.

7. **NO REISSUANCE OF PREFERRED STOCK.** No share or shares of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion, or otherwise shall be reissued; and in addition, the Articles of Incorporation shall be appropriately amended to effect the corresponding reduction in the Company's authorized stock.

ARTICLE V:

LIMITATION OF LIABILITY

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise provides, any amendment, repeal or modification of this Article V shall not adversely affect any right or protection of a director under this Article V that existed at or prior to the time of such amendment, repeal or modification.

ARTICLE VI:

INDEMNIFICATION

1. The Corporation is authorized to provide, to the maximum permissible extent, indemnification of agents (as defined in Section 317 of the General Corporation Law of California) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the General Corporation Law of California, subject only to the limits on such excess indemnification set forth in California law. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "**California law**" shall to that extent be deemed to refer to California law as so amended.

2. Any repeal or modification of this Article shall only be prospective and shall not affect the rights under this Article in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VII:

STATEMENT OF CONVERSION

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The name of the converting California limited liability company is Glitter & Razz Productions, LLC. The limited liability company's California Secretary of State file number is 201228910353. The principal terms of the plan of conversion were approved by the unanimous consent of all of the Managers and Members of the limited liability company, which equaled or exceeded the vote required under California Corporations Code section 17710.03. The limited liability company is converting into a California stock corporation.

ARTICLE VIII

1.   The initial street address and mailing address of the converted corporation is as follows:

> 671 63rd Street
> Oakland, California 94609

2. The name and California street address of the converted corporation's initial agent for service of process is as follows:

> Lynn Johnson
> 671 63rd Street
> Oakland, California 94609

I declare I am the person who executed this instrument, which execution is my act and deed.



Lynn Johnson,
Manager of Glitter & Razz Productions, LLC
and Incorporator

Allison Kenny,
Manager of Glitter & Razz Productions, LLC
and Incorporator